Fortrend Securities, Inc.

Statement of Financial Condition

June 30, 2021

Assets		
Cash	$	477,400
Cash deposits with clearing brokers		121,602
Commissions receivable		160,432
Securities owned, at fair value (deposit with clearing broker)		98,337
Due from related parties, net of $112,892 allowance		283,723
Deferred tax assets		2,028
Prepaid expenses		31,223
Total Assets	$	1,174,745
Liabilities and Stockholder's Equity		
Accounts payable	$	2,000
Due to related parties		14,449
Total Liabilities		16,449
Stockholder's Equity		
Common stock (no par value; 6,000 shares authorized; 3,000 shares issued and outstanding)		281,787
Retained earnings		876,509
Total Stockholder's Equity		1,158,296
Total Liabilities and Stockholder's Equity	$	1,174,745